RQD* CLEARING, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2024
<u>AVAILABLE FOR PUBLIC INSPECTION</u>

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-66826

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: RQD* Clearing, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One World Trade Center, Suite 47M
(No. and Street)

New York	New York	10007
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Anthony DeRosa	(646) 804-7936	aderosa@rqdclearing.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Moss Adams LLP
(Name – if individual, state last, first, and middle name)

14555 Dallas Parkway, Suite 300	Dallas	Texas	75254
(Address)	(City)	(State)	(Zip Code)

10/16/2003	659
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Anthony DeRosa_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __RQD* Clearing, LLC_____, as of __12/31_____, 2 _024_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer. State of New York, County of New York

Sworn and Subscribed to
Before Me This

FEB 2 5 2025

_____
Notary Public

Signature: _____

Title:
Chief Financial Officer
_____

Jenice Hernandez
Notary Public State Of New York
No. 01HE6359254
Qualified in Bronx, Cert. Kings, NY Counties
Commission Expires May 22nd 2025
The UPS Store @ 82 Nassau 212.406.9010

This filing contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Report of Independent Registered Public Accounting Firm

The Member of
RQD* Clearing, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of RQD* Clearing, LLC (the "Company") as of December 31, 2024 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

Dallas, Texas
February 28, 2025

We have served as the Company's auditor since 2024.

RQD* CLEARING, LLC

Statement of Financial Condition

December 31, 2024

Assets

Cash	$	4,168,444
Cash segregated under federal and other regulations		22,333,735
Securities borrowed		6,314,522
Receivable from clearing organizations		9,279,257
Receivable from broker-dealers		385,581
Receivable from customers		7,234,510
Accounts receivable (net of allowance for credit losses of $205,761)		3,688,931
Other assets		761,499
Total Assets	**$**	**54,166,479**

Liabilities and Member's Equity

Liabilities

Securities loaned	$	10,452,156
Payable to broker-dealers		6,810,436
Payable to customers		14,042,884
Due to affiliate		18,865
Accounts payable and other liabilities		4,344,337
Total Liabilities		**35,668,678**
Member's equity		18,497,801
Total liabilities and member's equity	**$**	**54,166,479**

See accompanying notes.

1. Organization

RQD* Clearing, LLC (the "Company") was organized under the Illinois Limited Liability Company Act under its original name, Equitec Compass, LLC, on December 3, 2004, and is a wholly owned subsidiary of RQD* Holding LLC ("Holding"). The Company is a self-clearing broker-dealer registered with the Securities and Exchange Commission ("SEC"), Financial Industry and Regulatory Authority, Inc. ("FINRA"), and the various securities exchanges in which it maintains membership.

The Company is a member of the following exchanges: BOX Options Exchange (BOX), Bats BZX Exchange, Bats EDGX Exchange, C2 Options Exchange, Chicago Board Options Exchange (CBOE), MIAX PEARL, Miami International Securities Exchange (MIAX), NYSE American (AMEX), NYSE Arca (ARCA), Nasdaq BX, Nasdaq NQX, Nasdaq GEMX, Nasdaq ISE, Nasdaq MRX, and Nasdaq PHLX, as well as a member of the Options Clearing Corp. (OCC).

The Company enters into clearing agreements with introducing brokers and executes and clears securities transactions directly for customers. In addition, the Company offers its customers the option to participate in its Fully Paid Lending ("FPL") program. Accordingly, the Company is subject to SEC Rule15c3-3 pertaining to the possession or control of customer assets and reserve requirements. The Company is approved to engage in clearing, execution, prime brokerage, stock lending and margin lending to customers of introducing firms as well as correspondents.

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of this financial statement in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Income Taxes
The Company is a single member limited liability company. It has not elected to be treated as a corporation for tax purposes. Its tax status is therefore considered to be that of a disregarded entity. In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2020. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2024.

Cash and Segregated Cash
The Company maintains cash in certain bank accounts insured by the Federal Deposit Insurance Corporation. The insurance is currently limited to $250,000. During 2024, the accounts, at times, may have exceeded their insured limit; however, no losses have been incurred on the accounts. At December 31, 2024, the Company had cash balances at two banks that exceeded federally insured limits by approximately $26 million.

2. Summary of Significant Accounting Policies (Continued)

Current Expected Credit Losses
The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments – Credit Losses* ("ASC 326"). FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis.

Accounts Receivable
Accounts receivable from contracts with customers are in scope of ASC 326 and are stated at the amounts the Company expects to collect. The Company maintains an allowance to recognize estimated losses resulting from the inability of its customers to make required payments. Management considers a variety of factors when determining the collectability of specific customer accounts, such as credit-worthiness, past transaction history, current economic industry trends, and changes in payment terms. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. As of December 31, 2024, there was $205,761 in the allowance for credit losses. For the year ended December 31, 2024, the Company estimated that it had $205,761 of uncollectible accounts receivable. At December 31, 2024, two customers collectively accounted for 32% of accounts receivable. Accounts receivable from contracts with customers were $1,274,087 at December 31, 2023, of which $1,274,087 were subsequently collected.

Receivable from Clearing Organization
The Company is required to maintain collateral deposits with clearing organizations including the Options Clearing Corporation, Depository Trust & Clearing Corporation, and the National Securities Clearing Corporation which allows the Company to use security transactions services provided by its clearing organizations for trade comparison, clearance, and settlement.

The clearing organizations establish financial requirements, including deposit requirements, to reduce their risk. The deposits may fluctuate significantly from time to time based upon the nature and size of trading activities and market volatility. As the Company has not experienced historic defaults, there is no expectation of credit losses under these arrangements.

At December 31, 2024, $3,828,716 in cash was deposited to the Options Clearing Corporation. The Company may be required to deposit additional funds in the future to satisfy the Options Clearing Corporation's collateral requirements.

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2. Summary of Significant Accounting Policies (Continued)

At December 31, 2024, $1,200,541 in cash was deposited to the Depository Trust Company. The Company may be required to deposit additional funds in the future to satisfy the Depository Trust Company's collateral requirements.

At December 31, 2024, $4,250,000 in cash was deposited to the National Securities Clearing Corporation. The Company may be required to deposit additional funds in the future to satisfy the National Securities Clearing Corporation's collateral requirements.

Property and Equipment
Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the remaining useful lives of the assets, ranging from 3 to 5 years, less any permanent impairments. At December 31, 2024, property and equipment, net, amounts to $7,083 and is included in the Statement of Financial Condition in Other assets.

Securities Borrowed and Securities Loaned
Securities borrowed and securities loaned are recorded based upon the amount of cash advanced or received. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities borrowed receivables. The Company has established policies and procedures for mitigating credit risk on securities borrowed transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties. The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained, or excess collateral recalled, when deemed appropriated. As of, and during the year ended December 31, 2024, all collateral received or paid was in the form of cash.

The Company conducts a fully paid lending program in which customers agree to make available their fully paid securities to be loaned to third parties in exchange for a fee. The cash collateral set aside in relation to the FPL program as of December 31, 2024, totaled $1,471,922 and is included in Securities borrowed on the Statement of Financial Condition.

Receivables from customers
The Company's receivables from its brokerage customers include margin loans and accrued interest on these loans. Margin loans represent credit extended to customers to finance their purchases of securities by borrowing against securities they own and are fully collateralized by these securities in customer accounts. Collateral is maintained at required levels at all times. The borrowers of a margin loan are contractually required to continually adjust the amount of the collateral as its fair value changes. The Company subjects the borrowers to an internal qualification process and an interview to align investing objectives, and monitors customer activity. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans. At December 31, 2024, one customer accounted for 87% of Receivables from customers.

2. **Summary of Significant Accounting Policies (Continued)**

Payable to customers

Payable to customers represent free credit balances from customer funds on deposit and unsettled security transactions. At December 31, 2024, three customers collectively accounted for 39% of Payable to customers.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases with a term of greater than one year are included as a right-of-use ("ROU") asset in Other assets and lease liability in Accounts payable and other liabilities on the Company's Statement of Financial Condition. The Company has a lease agreement with lease and non-lease components, which are generally accounted for as a single lease component. Leases of low-value assets are assessed on a lease-by-lease basis to determine the need for statement of financial condition capitalization.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized on the lease commencement date based on the present value of lease payments over the lease term. As the Company's only operating lease does not provide an implicit rate, the Company uses the incremental borrowing rate commensurate with the lease term based on the information available at the lease commencement date in determining the present value of lease payments. No significant judgments or assumptions were involved in developing the estimated operating lease liabilities as the Company's operating lease liabilities largely represent the future rental expenses associated with operating leases, and the incremental borrowing rates are based on publicly available interest rates. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Company's lease terms may include options to extend or terminate the lease. These options to extend or terminate are assessed on a lease-by-lease basis, and the ROU assets and lease liabilities are adjusted when it is reasonably certain that an option will be exercised.

3. **Cash Segregated Under Federal Regulations**

The Company, as a clearing broker, is subject to SEC Customer Protection Rule (Rule 15c3-3 of the Exchange Act) which requires segregation of funds in a special reserve account for the benefit of customers. At December 31, 2024, the Company had a deposit requirement of $10,596,276 and maintained a deposit of $16,398,783. On January 2, 2025, there was a cash withdrawal of $4,800,000 as a result of the computation.

Certain broker-dealers have chosen to maintain brokerage customer accounts at the Company. To allow these broker-dealers to classify their assets held by the Company as allowable assets in their computation of net capital, the Company computes a separate reserve requirement for Proprietary Accounts of Brokers (PAB). At December 31, 2024, the Company had a deposit requirement of $5,579,292 and maintained a deposit of $5,934,953. On January 2, 2025, there was a cash deposit of $150,000 as a result of the computation.

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4. Receivable from and Payable to Broker-Dealers

The balance due from broker-dealers includes fail to deliver amounts and receivables from clearing services on outstanding commissions due to the Company. The Company earns commission based on agreed-upon rates in their clearing agreements with their correspondents. Amounts due to the Company at December 31, 2024, consisting of these outstanding commissions and fails totaled $385,581. At December 31, 2024, three broker-dealers collectively accounted for 42% of the Company's Receivable from broker-dealers.

The balance due to broker-dealers represents fail to receive amounts and PAB deposits from other broker-dealers. Amounts due to broker-dealers at December 31, 2024, totaled $6,810,436. At December 31, 2024, two broker-dealers collectively accounted for 35% of the Company's Payable to broker-dealers.

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires the Company to maintain net capital equal to the greater of $250,000 or 2% of aggregate debit items as defined.

At December 31, 2024, the Company had net capital and net capital requirements of $17,124,774 and $250,000, respectively.

6. Fair Value of Financial Instruments

Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information may be available. For other assets and liabilities, observable market transactions and market information may not be available. However, the objective of a fair value measurement is in both cases the same – to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

At December 31, 2024, the Company held no Level 1, Level 2, or Level 3 investments.

7. Lease Arrangements

The Company has an obligation as a lessee for an office space with initial noncancellable terms in excess of one year. The Company classified this lease as an operating lease. This lease does not contain renewal options. The weighted average remaining life of the lease term for this lease was 1.92 years as of December 31, 2024.

The operating lease asset and lease liability are determined at the commencement date of the lease based on the present value of the lease payments. As the Company's lease does not provide an implicit rate, the Company utilized its incremental borrowing rate which is the rate of interest to borrow on a collateralized basis for a similar term, to determine the present value of lease payments for the lease. The Company utilizes a weighted average discount rate of 8.50% in determining the lease liability as of December 31, 2024. The Company has elected not to separate lease and non-lease components for all property leases for the purpose of calculating the ROU asset and lease liability.

The cash paid for amounts used in the measurement of the operating lease liability for the year ended December 31, 2024, was $255,216. The right-of-use asset amounted to $408,564, and is included within Other assets in the Statement of Financial Condition.

Future minimum lease payments, exclusive of renewal provisions, and a reconciliation of undiscounted lease cash flows and the lease liability recognized within Accounts payable and other liabilities in the Statement of Financial Condition as of December 31, 2024, is shown below:

2025	$	260,176
2026		242,347
Total future minimum lease payments (undiscounted)		502,103
Discounting effect on cash flows		(40,451)
Lease liability (discounted)	$	461,652

8. Collateralized Agreements

The Company enters into securities borrowed and securities loaned transactions to, among other things, settle other securities obligations, accommodate customers' needs and matched book activities. The Company monitors the fair value of the underlying securities as compared with the related receivable or payable, as necessary, requests additional collateral as provided under the applicable agreement to ensure such transactions are adequately collateralized.

8. **Collateralized Agreements (Continued)**

The Company accounts for securities lending transactions in accordance with ASC 2013-01, *Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities,* requiring companies to report disclosures of offsetting assets and liabilities. The Company does not net securities borrowed and securities loaned and these items are presented on a gross basis on the statement of financial condition. The following table presents the contractual gross and net securities borrowing and lending balances and the related offsetting amount as of December 31, 2024.

	Gross amounts recognized	Gross amounts offset in the statement of financial condition (1)	Net amounts included in the statement of financial condition	Amounts not offset in the statement of financial condition but eligible for offsetting upon counterparty default (2)	Net amounts
Securities borrowed	$ 6,314,522	$ -	$ 6,314,522	$ 6,314,522	$ -
Securities loaned	$ 10,452,156	$ -	$ 10,452,156	$ 10,452,156	$ -

(1) Includes financial instruments subject to enforceable master netting provisions that are permitted to be offset to the extent an event of default has occurred.
(2) Includes the amount of cash collateral held/posted.

At December 31, 2024, the fair value of collateral related to securities borrowed transactions totaled $5,979,029, which included $1,471,922 cash collateral set aside in relation to the FPL program, and the fair value of collateral related to securities loaned transactions totaled $8,183,060.

9. **Related Party Transactions**

The Company has a facilities services agreement with Swerve Colo, LLC and Volant Holding, LLC, affiliates with common ownership. The facilities service agreements cover support personnel and administrative services. In addition, the Company has an agreement with Swerve Colo, LLC where Swerve Colo LLC, utilizes a percentage of the office space leased by the Company. At December 31, 2024, the Company owed Swerve Colo, LLC $18,825 and Volant Holding, LLC $40, which are included in Due to affiliate on the Statement of Financial Condition.

The Company also has a facilities services agreement with Holding. The facilities service agreement covers support personnel services. At December 31, 2024, there were no amounts due to or from Holding.

10. **Financing Activities, Off-Balance Sheet Risk, and Credit Risk**

The Company entered into a $25,000,000 secured loan on a revolving uncommitted basis with BMO Harris Bank N.A. (the bank) on March 7, 2024. The interest rate is calculated on a daily basis and computed on the basis of a year of 360 days for the actual number of days elapsed. The interest rate is subject to change from time to time without notice and is currently 1.50% plus the bank's overnight rate (determined as the greater of (i) the upper limit of the Federal Funds target range, (ii) 1-month Term Secured Overnight Financing Rate Data + 0.11448% and (III) 0.25%). The Company did not draw down on this credit facility during 2024.

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10. Financing Activities, Off-Balance Sheet Risk, and Credit Risk (Continued)

The Company entered into a $7,500,000 Revolving Credit Facility with BMO Harris Bank N.A. (the bank) on March 12, 2021, which was amended on March 7, 2024. Each loan shall be in a minimum amount of $100,000. The outstanding principal balance of the loans shall bear interest at the rate per annum equal to the Overnight Base Rate as in effect from time to time plus 2.50% per annum. All interest on the note shall be computed on the basis of a year of 360 days for the actual number of days elapsed. The Company shall pay the bank a commitment fee at the rate of one-half of one percent (0.50%) per annum computed on the basis of a year of 360 days for the actual number of days elapsed on the average daily unused portion of the commitment.

The Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to credit risk in the event the customer or the broker is unable to fulfill its contracted obligations.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company regarding circumstances that have not yet occurred. However, management considers the likelihood of a material loss related to these agreements to be remote.

The Company maintains cash in bank accounts, which, at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.

11. Segment Reporting

The Company is engaged in a single line of business, which is comprised of several classes of services, including Clearing, Execution and Clearing Member Trade Agreements. The Company's Chief Executive Officer is the chief decision maker ("CODM") who uses operating profit or loss to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (Note 5), which is not a measure of profit or loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The measure of segment assets is reported on the Statement of Financial Condition as total assets.

12. Commitments and Contingencies

The Company may become involved in various legal matters and regulatory inquiries or examinations in the ordinary course of business. The Company is not aware of any material contingencies relating to such matters that would require accrual or disclosure in the financial statement or its notes as of December 31, 2024. The Company does not have any guarantees or other commitments as of December 31, 2024.

13. Subsequent Events

The Company's management has evaluated events and transactions through February 28, 2025, the date the financial statement was available to be issued, noting no material events requiring disclosure in the Company's financial statement.